# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SERVICE PROPERTIES TRUST, CIK 0000945394
CUSIP: 81761L102
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts (MA), 02458
Date of event which requires filing of this statement: 04/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001995612

## Reporting persons
- Helix Partners Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 55,700,000; sole dispositive power 0; shared dispositive power 55,700,000; aggregate amount beneficially owned 55,700,000 (8.6% of the class)
- Helix Strategic Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 55,700,000; sole dispositive power 0; shared dispositive power 55,700,000; aggregate amount beneficially owned 55,700,000 (8.6% of the class)
- MMD Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 55,700,000; sole dispositive power 0; shared dispositive power 55,700,000; aggregate amount beneficially owned 55,700,000 (8.6% of the class)
- Jonathan Heller: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 55,700,000; sole dispositive power 0; shared dispositive power 55,700,000; aggregate amount beneficially owned 55,700,000 (8.6% of the class)

## Item 1. Issuer
Name of issuer: SERVICE PROPERTIES TRUST
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Street, Suite 300, Newton, MA 02458

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to the Common Shares of Beneficial Interest (the "Common Shares") of SERVICE PROPERTIES TRUST (the "Issuer") are:

(i) Helix Partners Management LP ("Helix Partners")
(ii) Helix Strategic Fund LP ("Helix Strategic Fund")
(iii) MMD Holdings Ltd ("MMD")
(iv) Jonathan Heller
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

Helix Partners and Mr. Heller: 545 Madison Avenue, 8th Floor, New York, NY 10022
Helix Strategic Fund and MMD: Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands
Citizenship: Helix Partners is a Delaware limited partnership. Helix Strategic Fund is a Cayman Islands exempted limited partnership. MMD is an exempted limited company organized under the law of the Cayman Islands. Mr. Heller is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to each Reporting Person is set forth in rows 5 through 9 of the cover pages to this Schedule 13G. Helix Strategic Fund directly holds 55,700,000 Common Shares. MMD is the general partner of Helix Strategic Fund. Helix Partners is the investment manager of Helix Strategic Fund. Mr. Heller is the Chief Executive Officer of Helix Partners.
Percent of class: The information required by this item with respect to each Reporting Person is set forth in row 11 of the cover pages to this Schedule 13G. The ownership percentages are based on 647,221,237 Common Shares outstanding, comprised of (i) 584,721,237 Common Shares outstanding, as reported in the Issuer's prospectus supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on April 2, 2026, and (ii) 62,500,000 Common Shares issued upon the exercise of the underwriters' option, as reported in the Issuer's press release dated April 2, 2026.
Sole power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in row 5 of the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in row 6 of the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in row 7 of the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in row 8 of the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Helix Partners Management LP: /s/ Samuel Jed Rubin, Chief Operating/Compliance Officer (04/07/2026)
- Helix Strategic Fund LP: /s/ Samuel Jed Rubin, Authorized Signatory (04/07/2026)
- MMD Holdings Ltd: /s/ Chris Bowring, Director (04/07/2026)
- Jonathan Heller: /s/ Jonathan Heller, Jonathan Heller (04/07/2026)